SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Quality Distribution, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74756M 10 2

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 13, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Investment Fund III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 9,589,006 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 9,589,006

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,589,006 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 74756M 10 2	13D	Page 2 of 14

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Overseas Partners III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 675,829 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 675,829

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,829 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 74756M 10 2	13D	Page 3 of 14

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo (U.K.) Partners III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 460,221 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 460,221

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,221 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 74756M 10 2	13D	Page 4 of 14

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 10,507,546 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 10,507,546

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,507,546 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 74756M 10 2	13D	Page 5 of 14

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Advisors II. L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 10,507,546 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 10,507,546

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,507,546 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 74756M 10 2	13D	Page 6 of 14

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.  Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, no par value (the “Common Stock”), of Quality Distribution, Inc. (“QLTY” or the “Issuer”). The principal executive offices of QLTY are located at 3802 Corporex Park Drive, Tampa, Florida 33619.

Item 2.  Identity and Background

This Schedule 13D is filed jointly by (i) Apollo Investment Fund III, L.P., a Delaware partnership (“Investment III”), (ii) Apollo Overseas Partners III, L.P., a Delaware limited partnership (“Overseas III”), (iii) Apollo (U.K.) Partners III, L.P., a limited partnership organized in the United Kingdom (“UK Partners III”), (iv) Apollo Management, L.P., a Delaware limited partnership (“Management”), and (v) Apollo Advisors II, L.P., a Delaware limited partnership (“Advisors II”). Investment III, Overseas III, and UK Partners III are referred to collectively as the “Apollo Funds.” The Apollo Funds, Management, and Advisors II are referred to collectively as the “Reporting Persons.” The address of the principal office of each of the Reporting Persons is Two Manhattanville Road, Purchase, New York 10577.

Each of the Apollo Funds is principally engaged in the business of investing in securities. Management serves as manager of the Apollo Funds and manages their day-to-day operations. Management is principally engaged in the business of serving as the manager of each of the Apollo Funds and of other investment funds. Advisors II is the managing general partner of each of the Apollo Funds, and is principally engaged in the business of providing advice regarding investments by and serving as the managing general partner of each of the Apollo Funds and of other investment funds.

AIF III Management, Inc., a Delaware corporation (“AIFIIIM”), is the general partner of Management. AIFIIIM is principally engaged in the business of serving as the general partner of Management and other investment funds.

Apollo Capital Management II, Inc., a Delaware corporation (“Capital Management II”), is the general partner of Advisors II. Capital Management II is principally engaged in the business of serving as general partner to Advisors II.

The address of the principal office of each of AIFIIIM and Capital Management II is Two Manhattanville Road, Purchase, New York 10577.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of AIFIIIM and Capital Management II and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, AIFIIIM, Capital Management II nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On June 9, 1998, Sombrero Acquisition Corp. (“Sombrero”), an affiliate of the Reporting Persons, completed a recapitalization with the Issuer whereby Sombrero merged with and into the Issuer. As a result, the Apollo Funds acquired 1,467,193 shares of Common Stock of the Issuer in exchange for approximately $58.7 million in cash and all of the outstanding shares of Sombrero. On August 29, 1998, the Apollo Funds acquired an additional 247,276 shares of Common Stock and 103,150 shares of the Issuer’s preferred stock for approximately $20.2 million in cash. On May 30, 2002, the Apollo Funds acquired another 395,000 shares of the Issuer’s preferred stock in exchange for $10.0 million in cash, $11.5 million in face amount of the Issuer’s 10% Senior Subordinated Notes due 2006 and $18.0 million in face amount of the Issuer’s Series B Floating Interest Term Rate Securities due 2006. Each share of preferred stock automatically converted into approximately 15 shares of Common Stock upon consummation of the Issuer’s initial public offering on November 13, 2003.

On June 27, 2002, in a private transaction with a third party, the Apollo Funds acquired certain of the Issuer’s paid-in-kind notes and warrants to purchase 4,593 shares of Common Stock, in exchange for certain of the Issuer’s promissory notes held by the Apollo Funds. The warrants were issued pursuant to a Warrant Agreement dated as of May 30, 2002 (the “Warrant Agreement”) between the Issuer and The Bank of New York as warrant agent. The warrants may be exercised upon notice to the Issuer and payment of the exercise price of $2.94 per share, subject to adjustment. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

On November 3, 2003, the Issuer completed a 1.7-for-one stock split. Subsequent to the stock split, the Reporting Persons beneficially owned an aggregate of 2,914,599 shares of Common Stock, 498,149.99 shares of the Issuer’s preferred stock and warrants to purchase approximately 7,810 shares of the Issuer’s Common Stock. On November 13, 2003, as a result of the conversion of the Issuer’s preferred stock upon completion of the Issuer’s initial public offering, the Reporting Persons acquired an additional 7,476,382 shares of Common Stock.

The Apollo Funds obtained the funds used to make the purchases described herein from capital contributions through their investors.

Item 4.  Purpose of Transaction

As described in Item 3 above, upon completion of the Issuer’s public offering on November 13, 2003, the Apollo Funds held an aggregate of 10,390,981 shares of Common Stock and warrants exercisable for approximately 7,810 shares of Common Stock.

All of the warrants and shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent to from time to time acquire additional shares of Common Stock, acquire other securities of the Issuer or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Item 4 of the Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer

The shares of Common Stock shown as beneficially owned by Advisors II and Management include the shares of Common Stock shown as beneficially owned by the Apollo Funds who may be viewed to be controlled by Advisors II and Management. AIFIIIM and Capital Management II may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by the Reporting Persons. Each Apollo Fund disclaims beneficial ownership of the shares of the Issuer’s Common Stock held by each other Apollo Fund and Management, Advisors II, AIFIIIM, and Capital Management II disclaim beneficial ownership of the shares of the Issuer’s Common Stock held by the Apollo Funds. The filing of this Schedule 13D shall not be construed as an admission that any Apollo Fund, Management, Advisors II, AIFIIIM or Capital Management II is the beneficial owner of any such securities.

(a) As described in Item 3 above, upon completion of the Issuer’s public offering on November 13, 2003, the Apollo Funds held an aggregate of 10,390,981 shares of Common Stock and warrants exercisable for approximately 7,810 shares of Common Stock. In addition, the Apollo Funds have the right to vote certain shares of Common Stock held by BT Investment Partners, Inc. (“BT Investment”) and MTL Equity Investors, LLC (“MTL Investors”) pursuant to an irrevocable proxy granted to the Apollo Funds by BT Investment and MTL Investors. In light of such voting rights, the Apollo Funds may be deemed to be the beneficial owners of the 108,755 shares of Common Stock held by BT Investment and MTL Investors. The Apollo Funds disclaim any pecuniary interest in such shares of Common Stock and this Schedule 13D shall not be deemed an admission that any of the Apollo Funds is the beneficial owner of, or has any pecuniary interest in, such shares of Common Stock. Assuming the exercise of all of the warrants beneficially owned by the Apollo Funds and including the shares of Common Stock held by BT Investment and MTL Investors, the Reporting Persons beneficially own in the aggregate 10,507,546 shares of Common Stock, representing approximately 55.6% of the outstanding Common Stock of the Issuer. See also the information contained on the cover pages of this Schedule 13D which is incorporated herein by reference. The percentage of Common Stock beneficially owned is based on 18,887,311 outstanding shares of Common Stock of the Issuer, as represented by the Issuer in its prospectus dated November 6, 2003 (File No. 333-108344) and filed with the Securities and Exchange Commission on November 7, 2003.

(b) See the information contained on the cover pages of this Schedule 13D which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d) None.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of February 10, 1998, the Apollo Funds, the Issuer, and certain members of the Issuer’s management as identified therein (the “Other Stockholders”) entered into an Amended and Restated Shareholders’ Agreement. The Amended and Restated Shareholders’ Agreement became effective on June 9, 1998 and terminated with respect to certain provisions upon the completion of Issuer’s public offering on November 13, 2003, but certain transfer restrictions and registration rights have survived. Among other surviving provisions, the Apollo Funds agreed not to transfer shares of Common Stock in a public offering or in a transaction, or a series of related transactions, which would result in a transfer to an unrelated party of greater than 10% of the aggregate value of the shares of Common Stock beneficially owned by the Other Stockholders, unless the terms of such a sale include an offer to the Other Stockholders to include in the transfer a pro rata portion of their shares at the same price and on the same terms applicable to the shares of Common Stock to be transferred by the Apollo Funds. The Amended and Restated Shareholders’ Agreement is filed as an exhibit to this Schedule 13D and is incorporated into this Item 6 by reference.

As of August 28, 1998, the Apollo Funds entered into an Amended and Restated Common and Preferred Stock Purchase and Shareholders’ Agreement with the Issuer, BT Investment, and MTL Investors, as amended by Amendment No. 1 to the Amended and Restated Common and Preferred Stock Purchase and Shareholders’ Agreement as of April 2, 2002 (the “Amended and Restated Purchase Agreement). The Amended and Restated Purchase Agreement, among other matters, grants the Apollo Funds the right, under certain circumstances, to require BT Investment and MTL Investors to sell the Issuer’s securities that they hold to third parties in the event the Apollo Funds transfer the Issuer’s securities held by the Apollo Funds to such third parties; grants BT Investment and MTL Investors, under certain circumstances, the right to sell the Issuer’s securities that they hold to third parties if the Apollo Funds transfer the Issuer’s securities that they hold to such third parties; grants certain registration rights to BT Investment and MTL Investors in the event the Issuer registers the Issuer’s securities held by the Apollo Funds; grants BT Investment and MTL Investors certain preemptive rights with respect to the Issuer’s sale of Common Stock and/or preferred stock to the Apollo Funds; and grants the Apollo Funds an irrevocable proxy as discussed in Item 5(a) of this Schedule 13D to exercise voting rights over certain shares of Common Stock held by BT Investments and MTL Investors. The Amended and Restated Purchase Agreement terminates at such time as the Apollo Funds cease to own in the aggregate less than 10% of the shares of the Issuer’s fully diluted Common Stock. The Amended and Restated Common and Preferred Stock Purchase and Shareholders’ Agreement and Amendment No. 1 thereto are filed as exhibits to this Schedule 13D and incorporated into this Item 6 by reference.

As of May 30, 2002, the Apollo Funds entered into an Agreement with the Issuer and certain members of the Issuer’s management team who hold shares of the Issuer’s capital stock (the “Management Stockholders”) governing certain aspects of the relationship among such management persons and the Apollo Funds. This Agreement contains, among other matters, a provision granting the Apollo Funds, and subjecting the Management Stockholders to, certain drag-along rights in the event of a transfer of the Issuer’s securities held by the Apollo Funds to third parties, and granting certain rights to the Management Stockholders, under certain circumstances, to participate in transfers of the Issuer’s securities held by the Apollo Funds to third parties. The Agreement terminates upon the mutual consents of the parties thereto or at such time as the Apollo Funds cease to own in the aggregate less than 10% of the shares of the Issuer’s fully diluted Common Stock. The Agreement is filed as an exhibit to this Schedule 13D and is incorporated into this Item 6 by reference.

As of May 30, 2002, the Apollo Funds entered into a Second Amended and Restated Registration Rights Agreement with the Issuer and the Management Stockholders. Pursuant to the Second Amended and Restated Registration Rights Agreement, the Apollo Funds were granted an unlimited number of demand and incidental registration rights and each of the Management Stockholders obtained incidental registration rights. As a result, upon the written request of the Apollo Funds, the Issuer is obligated to prepare and file a registration statement covering the shares so requested to be registered by the Apollo Funds. In addition, should the Issuer propose in the future to register any Common Stock for sale to the public, the Apollo Funds and the Management Stockholders have the opportunity to include Common Stock in the same or concurrent registration statement, subject to customary cutbacks at the option of any underwriters of such future offerings. Additionally, the Second Amended and Restated Registration Rights Agreement grants the Apollo Funds preemptive rights with respect to the sale of certain capital stock of the Issuer and certain equity securities convertible into capital stock. The Second Amended and Restated Registration Rights Agreement is filed as an exhibit to this Schedule 13D and is incorporated into this Item 6 by reference.

Pursuant to the Warrant Agreement, all of the holders of warrants and shares of Common Stock issued upon exercise of warrants (the “Warrant Shares”), including any person holding such warrants or Warrant Shares due to a transfer of such warrants or Warrant Shares from an initial holder thereof, are required to sell all of their warrants or Warrant Shares at the same price per share and on the same terms and conditions as apply to those received by all other holders of Common Stock, in connection with a Sale of Control (as defined in the Warrant Agreement). If the warrants or Warrant Shares are not included in a Sale of Control, then upon election of each warrant holder or holder of Warrant Shares, the Issuer or the holders of a majority of the outstanding shares of Common Stock, must permit such holders to sell all (but not less than all) of such holder’s warrants and Warrant Shares in connection with such Sale of Control at the same price per share and on the same terms and conditions as apply to those received by all other holders of Common Stock in the Sale of Control. The Warrant Agreement is filed as an exhibit to this Schedule 13D and is incorporated into this Item 6 by reference.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the respective agreements filed as exhibits to this Schedule 13D. See also the responses to Items 3 and 5 (a) above, which are incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement.

Exhibit 2:	Amended and Restated Shareholders’ Agreement, dated as of February 10, 1998, among the Issuer, Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo U.K. Fund III, L.P. and certain shareholders of the Issuer. (Incorporated herein by reference to Exhibit No. 4.13 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2002.)

Exhibit 3:	Agreement, dated as of May 30, 2002, among Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo U.K. Fund III, L.P., the Issuer and certain shareholders of the Issuer. (Incorporated herein by reference to Exhibit No. 10.5 to Quality Distribution, LLC’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on August 14, 2002 (Registration No. 333-98077).)

Exhibit 4:	Second Amended and Restated Registration Rights Agreement, dated as of August 28, 1998, among Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo U.K. Fund III, L.P., the Issuer and certain shareholders of the Issuer. (Incorporated herein by reference to Exhibit No. 10.4 to Quality Distribution, LLC’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on August 14, 2002 (Registration No. 333-98077).)

Exhibit 5:	Warrant Agreement (including form of warrant certificate), dated as of May 30, 2002, between the Issuer. and The Bank of New York. (Incorporated herein by reference to Exhibit No. 10.32 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 24, 2003 (Registration No. 333-108344).)

Exhibit 6:	Amended and Restated Common and Preferred Stock Purchase and Shareholders’ Agreement, dated as of August 28, 1998, among BT Investment Partners, Inc., MTL Equity Investors, L.L.C., Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo U.K. Fund III, L.P. and the Issuer. (Incorporated herein by reference to Exhibit No. 4.14 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2002.)

Exhibit 7:	Amendment No. 1, dated as of April 2, 2002, to the Amended and Restated Common and Preferred Stock Purchase and Shareholders’ Agreement, dated as of August 28, 1998, among BT Investment Partners, Inc., MTL Equity Investors, L.L.C., Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo U.K. Fund III, L.P. and the Issuer. (Incorporated herein by reference to Exhibit No. 10.3 to Quality Distribution, LLC’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on August 14, 2002 (Registration No. 333-98077).)

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: November 21, 2003	APOLLO INVESTMENT FUND III, L.P.

	By:	APOLLO ADVISORS II, L.P.
Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

			By:	/S/ MICHAEL D. WEINER

Michael D. Weiner
Vice President

Date: November 21, 2003	APOLLO OVERSEAS PARTNERS III, L.P.

	By:	APOLLO ADVISORS II, L.P.
Its Managing General Partner

		By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

			By:	/S/ MICHAEL D. WEINER

Michael D. Weiner
Vice President

Date: November 21, 2003	APOLLO (U.K.) PARTNERS III, L.P.

	By:	APOLLO ADVISORS II, L.P.
Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

			By:	/S/ MICHAEL D. WEINER

Michael D. Weiner
Vice President

Date: November 21, 2003	APOLLO MANAGEMENT, L.P.

	By:	AIF III MANAGEMENT, INC.
Its General Partner

			By:	/S/ MICHAEL D. WEINER

Michael D. Weiner
Vice President

Date: November 21, 2003	APOLLO ADVISORS II, L.P.

	By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

			By:	/S/ MICHAEL D. WEINER

Michael D. Weiner
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of AIFIIIM and Capital Management II. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The directors and principal executive officers of AIFIIIM and Capital Management II are Messrs. Leon D. Black and John J. Hannan. The principal occupations of each of Messrs. Black and Hannan is to act as executive officers and directors of AIFIIIM and Capital Management II. Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. and its successive and affiliated investment managers (collectively “Apollo Advisors”), including Advisors II, with respect to the Apollo investment funds.

The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019, and Messrs. Black and Hannan are each a citizen of the United States. Each of Messrs. Black and Hannan disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.